CONFIRMING STATEMENT


	This Statement confirms that the undersigned, Michael
F. Woodard, has authorized and designated David F. Fisher or Neil I. Sell to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of G&K Services, Inc. The authority of Messrs. Fisher or Sell under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to his ownership of or transactions in securities of G&K Services, Inc., unless earlier revoked in writing. The undersigned acknowledges that neither Mr. Fisher nor Mr. Sell are assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.


Date:  _9/2/05_________		_/s/ Michael F. Woodard______
							Michael F. Woodard
















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